Exhibit 99.1

BUTTERBALL, LLC

Financial Statements

January 3, 2016 and December 28, 2014

(With Independent Auditors’ Report Thereon)

KPMG LLP

Suite 1200

150 Fayetteville Street

Raleigh, NC 27601

Independent Auditors’ Report

The Board of Directors

Butterball, LLC:

We have audited the accompanying financial statements of Butterball, LLC, which comprise the balance sheets as of January 3, 2016 and December 28, 2014, and the related statements of comprehensive income (loss), members’ equity, and cash flows for each of the years ended January 3, 2016, December 28, 2014 and December 29, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butterball, LLC as of January 3, 2016 and December 28, 2014, and the results of its operations and its cash flows for each of the years ended January 3, 2016, December 28, 2014 and December 29, 2013, in accordance with U.S. generally accepted accounting principles.

Raleigh, North Carolina
February 12, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
(“KPMG International”), a Swiss entity

BUTTERBALL, LLC

Balance Sheets

(In thousands)

	January 3,	December 28,
	2016	2014
Assets
Current assets:
Cash and cash equivalents	$162,322	125,438
Accounts receivable, less allowance for doubtful accounts of $1,971 and $3,060 at January 3, 2016 and December 28, 2014, respectively	93,089	116,089
Other receivables	6,573	8,262
Inventories	277,142	276,728
Other current assets	14,563	5,199
Total current assets	553,689	531,716
Net property, plant and equipment	319,840	273,043
Other assets:
Trade names	111,000	111,000
Goodwill	73,667	73,667
Intangible assets with finite lives	6,068	8,931
Other assets	22,717	22,825
Total other assets	213,452	216,423
Total assets	$1,086,981	1,021,182
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$68,175	76,145
Accrued expenses	88,349	65,934
Current maturities of long-term debt	6,724	29,789
Total current liabilities	163,248	171,868
Long-term debt, less current maturities	193,164	200,870
Notes payable – Members, net of debt discount	165,939	148,865
Pension plan liability	4,406	8,958
Other liabilities	14,112	16,837
Total liabilities	540,869	547,398
Members’ equity:
Members’ equity	551,536	479,224
Accumulated other comprehensive loss	(5,424)	(5,440)
Total Members’ equity	546,112	473,784
Total liabilities and Members’ equity	$1,086,981	1,021,182

See accompanying notes to financial statements.

BUTTERBALL, LLC

Statements of Comprehensive Income (Loss)

(In thousands)

	Years ended
	January 3,	December 28,	December 29,
	2016	2014	2013
Net sales	$1,901,805	1,833,141	1,729,568
Cost of goods sold	1,557,401	1,578,502	1,626,766
Gross profit	344,404	254,639	102,802
Selling and marketing expenses	62,993	59,728	52,696
General and administrative expenses	50,406	53,921	45,214
Operating income	231,005	140,990	4,892
Net finance expense	9,919	13,894	3,303
Related party finance expense	27,088	24,370	22,907
Other income	(1,309)	(1,404)	(1,762)
Net income (loss)	195,307	104,130	(19,556)

Other comprehensive income (loss):
Unrecognized actuarial gain (loss) of defined benefit plan, net of amounts included in net periodic benefit cost (income)	16	(8,729)	12,961
Comprehensive income (loss)	$195,323	95,401	(6,595)

See accompanying notes to financial statements.

BUTTERBALL, LLC

Statements of Members’ Equity

(In thousands)

		Accumulated
		other
	Members’	comprehensive
	equity	income (loss)	Total
Members’ equity – December 30, 2012	$438,326	(9,672)	428,654
Distributions to Members	(19,636)	—	(19,636)
Net loss	(19,556)	—	(19,556)
Unrecognized actuarial gain of defined benefit plan	—	12,961	12,961
Members’ equity – December 29, 2013	399,134	3,289	402,423
Distributions to Members	(24,040)	—	(24,040)
Net income	104,130	—	104,130
Unrecognized actuarial loss of defined benefit plan	—	(8,729)	(8,729)
Members’ equity – December 28, 2014	479,224	(5,440)	473,784
Distributions to Members	(122,995)	—	(122,995)
Net income	195,307	—	195,307
Unrecognized actuarial gain of defined benefit plan	—	16	16
Members’ equity – January 3, 2016	$551,536	(5,424)	546,112

See accompanying notes to financial statements.

BUTTERBALL, LLC

Statements of Cash Flows

(In thousands)

	Years ended
	January 3,	December 28,	December 29,
	2016	2014	2013
Cash flows from operating activities:
Net income (loss)	$195,307	104,130	(19,556)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	36,695	33,185	32,545
Amortization	4,815	4,711	4,583
(Gain) loss on disposition of property, plant and equipment	180	(85)	304
Paid-in-kind interest and accretion on notes payable – Members	17,148	15,178	13,452
Impairment of long-lived assets	—	—	6,974
Changes in operating assets and liabilities:
Accounts receivable	23,000	(18,549)	(11,772)
Inventories	(14)	25,220	(3,005)
Other current assets	(7,675)	1,444	(1,440)
Other assets	(1,844)	(1,645)	(3,249)
Accounts payable	(7,970)	7,523	(19,751)
Accrued expenses	22,015	16,188	(7,098)
Other liabilities	(7,261)	259	980
Net cash provided (used) by operating activities	274,396	187,559	(7,033)
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	297	6,007	790
Purchases of property, plant and equipment	(83,969)	(41,960)	(36,711)
Acquisition of business	—	—	(73,736)
Net cash used by investing activities	(83,672)	(35,953)	(109,657)
Cash flows from financing activities:
Net (payments) proceeds in revolving line of credit	(24,000)	2,000	6,000
Proceeds of long-term debt	—	—	201,500
Payments of long-term debt	(6,771)	(5,760)	(132,390)
Debt issuance costs	—	—	(2,376)
Proceeds of notes payable – Members	—	—	81,231
Payments of notes payable – Members	(74)	(1,300)	(81,396)
Distributions to Members	(122,995)	(24,040)	(19,636)
Net cash (used) provided by financing activities	(153,840)	(29,100)	52,933
Net increase (decrease) in cash and cash equivalents	36,884	122,506	(63,757)
Cash and cash equivalents – beginning of year	125,438	2,932	66,689
Cash and cash equivalents – end of year	$162,322	125,438	2,932

Supplementary disclosures of cash flow information:
Cash paid during the year for interest	$14,624	16,809	16,248

See accompanying notes to financial statements.

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(1)	Summary of Significant Accounting Policies

(a)	Description of Business and Basis of Presentation

Butterball, LLC (Butterball or the Company) is a limited liability company organized in the State of North Carolina. Tracing its roots back to 1954 and headquartered in Garner, North Carolina, Butterball is a vertically integrated producer, processor, and marketer of branded and nonbranded turkey and pork products. From seven facilities located across the United States, the Company produces a diverse portfolio of premium, value‑added turkey and pork products and commodity turkey products that are distributed through retail, foodservice, industrial, and international channels.

The Company is owned and operated as a joint venture by Maxwell Farms, LLC (50% and an affiliate of Goldsboro Milling Company (Maxwell)), and BB Kansas Holdings, Inc. (50% and an affiliate of Seaboard Corporation (Seaboard)), (together, the Members).

Butterball prepares its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements, and such differences could be material.

(b)	Business Environment

Integrated turkey and nonintegrated pork processors operate in an environment where in the commodity nature of both their products for sale and their primary raw materials cause sales prices and purchase costs to fluctuate, often on a short‑term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, decrease, or invert, often on a short‑term basis.

(c)	Fiscal Year

The Company follows a 52/53‑week fiscal year that ends the Sunday closest to December 31st. The fiscal periods reflected in the accompanying financial statements consist of the periods December 29, 2014 to January 3, 2016, a 53‑week fiscal year, December 30, 2013 to December 28, 2014, and December 31, 2012 to December 29, 2013, both 52‑week fiscal years.

(d)	Cash Equivalents

For purposes of the statement of cash flows, the Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

6	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(e)	Accounts Receivable

Accounts receivable consist of credit extended to the Company’s customers in the normal course of business and are reported net of an allowance for doubtful accounts. The Company reviews its customer accounts on a periodic basis and records bad debt expense for specific amounts that the Company evaluates as uncollectible. Past due status is determined based upon contractual terms. Amounts are written off at the point when collection attempts have been exhausted. Management uses significant judgment in estimating uncollectible amounts, considering such factors as current economic conditions and historic and anticipated customer performance. In addition, if needed, the Company provides an allowance for potentially uncollectible amounts that have not been specifically identified. While management believes the Company’s processes effectively address its exposure to doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance recorded by the Company. Management has included amounts believed to be uncollectible, as well as short pays and deductions incurred in the normal course of business, in the allowance for doubtful accounts.

(f)	Inventories

Processed meat inventories (finished product) are stated at the lower of actual cost or market. Live turkey inventory is valued at the total cost accumulated on the flock as of the end of the fiscal year. Accumulated cost includes poult cost, feed, supplies and other costs related to individual flocks. Grain inventories, supplies and other materials are stated at the lower of cost (weighted average cost) or market.

(g)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight‑line method over the useful lives of the assets. Gains and losses from disposition of property, plant and equipment are included in cost of sales.

The estimated useful lives are as follows:

Site improvements	10–25 years
Buildings	15–40 years
Water utility systems	10–20 years
Equipment	1–15 years
Furniture, fixtures and office equipment	1–10 years
Vehicles	1–5 years

7	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(h)	Long‑Lived Assets

The Company reviews the carrying value of long‑lived assets for impairment whenever triggering events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If a triggering event or changes in circumstances occur, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets.

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a transaction accounted for as a business combination. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. While the Butterball trade names are not amortized because the Company expects the cash flows from these intangible assets to continue indefinitely, the Gusto trade name, grower and customer relationship assets are amortized over 5 or 10 years.

Goodwill and the Butterball trade name are tested for impairment annually or sooner if impairment indicators arise. This determination consists of first assessing qualitative factors to determine the existence of events and circumstances that would indicate the likelihood of the carrying amount of assets exceeding its fair value. If such events or circumstances are determined to exist, the Company determines the fair value and compares it to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized for any excess carrying amount of goodwill over the implied value.

Intangible assets with finite lives are amortized using the straight‑line method over their useful lives. When indicators of impairment are present, they are reviewed for recoverability using estimated future undiscounted cash flows related to those assets. The Company has determined that no impairment existed at January 3, 2016 or December 28, 2014. The Company uses the last day of its fiscal year to perform its annual impairment review of goodwill and trade names.

Intangible assets subject to amortization were as follows:

	January 3, 2016
		Accumulated	Net
	Gross cost	amortization	carrying value
Grower relationships	$2,400	1,040	1,360
Customer lists	11,500	7,992	3,508
Trade name-Gusto	3,000	1,800	1,200
	$16,900	10,832	6,068

8	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

	December 28, 2014
		Accumulated	Net
	Gross cost	amortization	carrying value
Grower relationships	$2,400	800	1,600
Customer lists	11,500	5,969	5,531
Trade name-Gusto	3,000	1,200	1,800
	$16,900	7,969	8,931

Amortization expense in the accompanying statement of comprehensive income (loss) totaled $2,863 in each of the years ended January 3, 2016, December 28, 2014 and December 29, 2013.

Future amortization expense of finite‑lived intangible assets is estimated as follows:

2016	$2,863
2017	2,325
2018	240
2019	240
2020	240
Thereafter	160
$6,068

(j)	Debt Issuance Costs

Debt issuance costs are classified within other assets and are being amortized as additional interest expense over the life of the underlying debt using either the effective interest or straight‑line methods. Amortization of debt issuance costs was $1,952, $1,848 and $1,720 for the years ended January 3, 2016, December 28, 2014 and December 29, 2013, respectively.

(k)	Derivative Financial Instruments

The Company enters into interest rate swap contracts to manage its exposure to fluctuations in interest rates and grain hedges to manage the changes in commodity prices. The Company has not designated the contracts as an accounting “hedge”. Accordingly, these contracts are measured at fair value with the resulting gain or loss recognized currently in the net finance expense and cost of goods sold in the accompanying statement of comprehensive income (loss).

9	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

In 2010, the Company entered into two forward interest rate swap agreements with notional amounts of $37,500 each. Under the terms of the two $37,500 swap agreements, the Company paid a fixed interest rate of 2.48% and received a variable interest rate based on the one‑month London Interbank Offered Rate (LIBOR) commencing on January 6, 2012 until maturity on December 6, 2015. On April 30, 2013, the Company entered into a series of 5‑7 year interest rate swap agreements with a total notional amount of $150,000 to effectively fix the interest rate at 1.38% on a portion of the floating rate indebtedness under its Amended and Restated Credit Agreement dated March 28, 2013. The effective date for $75,000 of the swap agreements was May 2, 2013 and the remaining $75,000 had an effective date of December 7, 2015. The new swap agreements have terms similar to those for the other interest rate exchange agreements referred to above. At January 3, 2016 and December 28, 2014, the fair market value of the interest swaps was a liability of $751 and an asset of $508, respectively.

The Company has entered into multiple grain future, put and call contracts. At January 3, 2016 and December 28, 2014, the fair market value of these grain contracts was a liability of $4,862 and an asset of $2,376, respectively.

(l)	Income Taxes

The Company is not subject to federal or certain state income taxes; however, the Company is required to make an annual tax distribution for its Member based on the highest tax rate between the Members. The Company’s net income or loss is reported on the Members’ federal income tax returns. The Company is subject to certain state taxes primarily consisting of gross margin tax and commercial activity, and records these within general and administrative expenses. The Company records unrecognized tax liabilities for known or anticipated tax issues based on its analysis of whether, and the extent to which, additional taxes will be due. The Company accrues interest and penalties related to unrecognized tax liabilities as accrued expenses and recognizes the related expense as tax expense included in general and administrative expenses.

(m)	Revenue Recognition

The Company recognizes revenue when delivery has occurred or services have been rendered; persuasive evidence of an agreement exists; the Company’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

(n)	Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $26,719, $27,499 and $20,989, respectively, for the years ended January 3, 2016, December 28, 2014 and December 29, 2013.

(o)	Shipping and Handling

All shipping and handling costs are included in cost of goods sold in the accompanying statements of comprehensive income (loss).

10	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(p)	Fair Value of Financial Instruments

Fair value is a market‑based measurement, not an entity‑specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

For certain classes of the Company’s financial instruments, the carrying amounts approximate fair value due to their short‑term nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. See note 9 for fair value measurements of other classes of financial instruments made on a recurring and nonrecurring basis.

(q)	Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The Company is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures. The Company will be required to adopt this guidance on January 1, 2018 and it is currently anticipated that we will apply this guidance using the cumulative effect transition method.

In July 2015, the FASB issued guidance to simplify the subsequent measurement of inventory; excluding inventory measured using last‑in, first out or the retail inventory method. Under the new standard, inventory should be at the lower of cost and net realizable value. The new guidance is effective annual periods beginning after December 15, 2016 with early adoption permitted. The Company is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on net earnings.

11	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(2)	Inventories

Inventories consist of the following:

	January 3,	December 28,
	2016	2014
Live birds, feed and feed ingredients	$130,216	136,560
Finished goods	121,866	116,220
Materials and supplies	25,060	23,948
	$277,142	276,728

(3)	Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	January 3,	December 28,
	2016	2014
Land	$22,105	20,978
Site improvements	13,167	10,863
Buildings	144,237	120,125
Water utility systems	3,156	2,861
Equipment	201,110	152,283
Furniture, fixtures and office equipment	15,262	11,355
Vehicles	10,450	6,398
Construction in progress	57,427	59,673
Held for sale	8,909	8,987
	475,823	393,523
Accumulated depreciation	(155,983)	(120,480)
Net property, plant and equipment	$319,840	273,043

On February, 19, 2015, the Company purchased land, buildings, and other tangible personal property of a turkey further processing facility located in Raeford, North Carolina (Raeford) from a private farm cooperative for $17,000. It is management’s intention that the Raeford facility will provide the Company with additional capacity to support its further processed turkey offerings.

12	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(4)	Other Assets

Other assets consists of the following:

	January 3,	December 28,
	2016	2014
Deferred compensation program assets	$15,986	14,939
Capitalized debt issuance costs	4,312	6,264
Other	2,419	1,622
	$22,717	22,825

(5)	Notes Payable – Members

Notes payable – Members consists of following:

	January 3,	December 28,
	2016	2014
Subordinated note, net of debt discount	$94,328	92,435
Accrued payment-in-kind interest	64,080	48,825
Real estate loan	7,531	7,605
	$165,939	148,865

During 2010, the Company entered into a subordinated note agreement with Seaboard. The principal amount of this note was $100 million. As additional consideration for this note, the Company issued to Seaboard detachable warrants exercisable for 5.0% of the issued and outstanding units (currently 50 units are available for issue, 950 units are outstanding) of the Company for an initial exercise price of $0.01 per unit (effectively $0.50 for the 50 units). Based on written notes from the Company to Seaboard, these warrants will expire December 6, 2020. The units associated with these warrants have identical rights of the remaining units, with the exception that the warrants do not carry any voting rights, however, in the event of acquisition, sale or other similar transaction, these units will be given full Member unit rights. These warrants met the criteria for in‑substance units and were accounted for as a portion of contributed capital in Members’ equity. The Company maintains the option to purchase these units at fair value. These warrants were valued at $10,586 at the date of the issuance.

As a result of the fair value allocated the warrants, the note was valued initially at $89,414. The note contains a stated interest rate of 15%, with 10% to be accrued as payment in‑kind (PIK), and the remaining 5% to be paid every six months. As a result of the fair value allocated to the warrants, the effective interest rate of the note is 16.8%. The note also contains a prepayment penalty until December 2016 of 3.75%; subsequent to December 2016 there is no prepayment penalty.

For the years ended January 3, 2016, December 28, 2014 and December 29, 2013 the Company incurred interest expense on these notes totaling $24,775, $22,096 and $19,728, respectively.

13	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

During August, 2011, the Company entered into a real estate loan agreement with Seaboard. Under the terms of this agreement, the Company will make principal payments against the loan when the parcels of underlying real estate are sold. Under this arrangement, the Company incurred interest of $1,098, $1,164 and $1,147 for the years ended January 3, 2016, December 28, 2014 and December 29, 2013 respectively.

(6)	Long‑Term Debt

Long‑term debt consists of the following:

	January 3,	December 28,
	2016	2014
Note payable due to banks, maturing September 6, 2017, with interest payable monthly at LIBOR plus 200 basis points (2.42% at January 3, 2016) and varies based on certain performance criteria, secured by substantially all assets of the Company	$145,875	147,750

Note payable due to banks, maturing September 6, 2017, with interest payable monthly at LIBOR plus 175 basis points (2.17% at January 3, 2016) and varies based on certain performance criteria, secured by substantially all assets of the Company	43,125	46,250

Acquisition note payable, maturing August 29, 2021, with interest payable annually at Prime minus 2% (1.5% at January 3, 2016)	9,700	11,314

Note payable due to municipalities, maturing November 1, 2023, with interest payable monthly at 1%	1,188	1,345

Revolving line of credit, maturing September 6, 2017, with variable interest payable based on LIBOR plus 175 basis points (2.17% at January 3, 2016) and varies based on certain performance criteria, secured by substantially all assets of the Company	—	24,000
	199,888	230,659
Less current maturities	6,724	29,789
Total long-term debt, less current maturities	$193,164	200,870

Aggregate maturities of long‑term debt are as follows:

2016	$6,724
2017	185,820
2018	1,747
2019	1,773
2020	1,699
Thereafter	2,125
$199,888

14	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

The Company’s credit facility consists of two term loans with a balance of $189,000 at January 3, 2016, and a revolving line of credit of $225,000. Availability under the line of credit was $220,517 at January 3, 2016. The revolving line of credit bears interest at LIBOR plus an amount based on certain performance criteria (currently 175 basis points). The credit facility contains covenants including total debt to capitalization ratio, fixed charge coverage ratio and tangible asset coverage ratio. The Company was in compliance with all covenants at January 3, 2016 and December 28, 2014.

(7)	Transactions with Members

The Company purchases finished feed, feed ingredients, and raw materials from its Members. The cost of materials purchased from companies affiliated with the Members was $229,217, $263,523 and $248,101 for the periods ended January 3, 2016, December 28, 2014, and December 29, 2013, respectively.

(8)	Commitments and Contingencies

a.Operating lease and rent expenses were $14,732, $13,392 and $6,628 for the years ended January 3, 2016, December 28, 2014, and December 29, 2013, respectively. As of January 3, 2016, minimum rental payments under noncancelable operating leases for machinery and equipment are summarized as follows:

Lease
commitments
2016	$13,749
2017	12,794
2018	6,050
2019	3,480
2020	1,098
Thereafter	4,946
$42,117

b.The Company enters into third‑party contracts for the purchase of poults, the supply of grain and other feed ingredients, and various critical supplies utilized in both its live and processing operations. The purchase commitment amounts listed in the table below are based on projected market prices and volume expectations as of January 3, 2016, and are summarized as follows:

Purchase
commitments
2016	$266,620
2017	4,379
2018	644
$271,643

15	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

c.The Company maintains self‑insurance programs for health care and workers’ compensation coverages. The Company is liable for health care claims up to $500 each year per plan participant and workers’ compensation claims up to $550 per occurrence, depending on state law. Self‑insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred, but not yet reported. The accompanying statements of comprehensive income (loss) include expenses relating to self‑insurance plans of $38,122, $32,672, and $31,212 for the years ended January 3, 2016, December 28, 2014 and December 29, 2013, respectively. A letter of credit in the amount of $4,149 has been issued as security for workers’ compensation program.

d.The Company, from time to time, is involved in lawsuits which occur in the normal course of business. Management intends to vigorously defend these actions when they occur and believes no material losses will occur.

(9)	Retirement Plans

a.The Company has a defined benefit pension plan that was frozen effective January 15, 2006. The Company has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (PBGC) variable rate premiums established by the Employee Retirement Income Security Act (ERISA) of 1974. During the fourth quarter of 2015, the Company made a deductible contribution of $4,000, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. The Company anticipates making sufficient contributions during fiscal year 2016 in order to avoid variable rate premiums imposed by the PBGC.

The future benefit payments expected to be paid to plan participants are as follows:

2016	$1,327
2017	1,442
2018	1,521
2019	1,610
2020	1,707
2021–2025	10,142
$17,749

Balances in accumulated other comprehensive income (loss) are as follows:

	January 3,	December 28,
	2016	2014
Unrecognized actuarial (loss)	$(5,424)	(5,440)

The Company expects to recognize $136 of accumulated other comprehensive (loss) into net periodic benefit cost in fiscal 2016.

16	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

The following table presents a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets and the funded status of the aforementioned pension plans to the net amounts measured and recognized in the balance sheet.

	January 3,	December 28,
	2016	2014
Change in benefit obligation:
Benefit obligation – beginning of year	$43,008	35,421
Interest cost	1,697	1,744
Actuarial (gain) loss	(2,577)	9,089
Provision paid	(1,306)	(2,842)
Settlement gain	—	(404)	*
Benefit obligation – end of year	40,822	43,008
Change in plan assets:
Fair value of plan assets – beginning of year	34,050	34,303
Actual return on plan assets	(328)	2,178
Employer contributions	4,000	411
Benefits paid	(1,306)	(2,842)
Fair value of plan assets – end of year	36,416	34,050
Funded status	(4,406)	(8,958)
Net liability recognized in the balance sheet	$(4,406)	(8,958)

*Lump sum amounts in total were $404 less than the projected benefit obligation.

Components of net periodic (income) cost are:

	Years ended
	January 3,	December 28,	December 29,
	2016	2014	2013
Interest cost on projected benefit obligation	$1,697	1,744	1,611
Expected return on assets	(2,342)	(2,464)	(1,716)
Net amortization loss	111	—	506
Net periodic pension (income) expense	(534)	(720)	401
One-time additional expense from settlement accounting	—	241	—
Total pension (income) expense	$(534)	(479)	401

17	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

The following are accounting assumptions used to determine benefit obligations and net periodic benefit costs:

	Benefit obligations		Benefit costs
	years ended		years ended
	January 3,	December 28,	January 3,	December 28,
	2016	2014	2016	2014
Discount rate	4.4%	4.0%	4.0%	4.0%
Expected long-term rate of return on assets	7.0	7.2	7.0	7.2
Rate of increase in maximum benefit and compensation limits	4.0	4.0	4.0	4.0

The Company’s expected long‑term return on plan assets assumption is based on a periodic review and modeling of the plan’s asset allocation and liability structure over a long‑term horizon. The expected long‑term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long‑term period during which benefits are payable to plan participants.

The plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. The Company is guided by an investment committee whose primary focus is to minimize the volatility of the funding ratio by aligning the plan assets with its liabilities in terms of how they both respond to interest rate changes, in order to achieve a satisfactory rate of return based on the long‑term asset allocation profile to adequately fund the plan’s benefit obligations, while incurring an acceptable pension cost to the Company.

The Company’s defined benefit pension plan weighted average asset allocations by asset category are as follows:

	January 3, 2016		December 28, 2014
	Market value	Percent	Market value	Percent
Mutual funds	$33,912	93.2%	$31,433	92.3%
Annuities	2,151	5.9	2,179	6.4
Common stocks	—	—	—	—
Principal cash	353	0.9	438	1.3
	$36,416	100.0%	$34,050	100.0%

18	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

The Company’s target allocation by asset category is as follows:

Asset category	Range
Fixed income funds	25–85%
Equity mutual funds	15–75%
Other	0–20%
Cash	0–5%

b.The Company has a frozen nonqualified deferred compensation plan for certain management personnel whereby participants were able to contribute a percentage of their annual salaries to the plan. At January 3, 2016 and December 28, 2014, the liability related to this plan was approximately $3,660 and $3,767, respectively. The assets of the plan consisted of life insurance policies with face amounts of approximately $10,365, and cash values of approximately $4,341 and $4,198, at January 3, 2016 and December 28, 2014, respectively. On the accompanying balance sheet, the asset is reported in other assets. On the balance sheet as of December 28, 2014, the liability was included in other liabilities. Due to management’s intention to terminate the plan during early 2016, the liability as of January 3, 2016 has been included in accrued expenses.

c.In 2004, the Company established a nonqualified deferred compensation plan for the same management group which was eligible to participate in the original plan detailed in the above note 9(b). The intent of management is for the new plan to replace the old plan for certain management personnel. The liabilities of the plan consist of the amounts deferred by the participants together with investment earnings from the participants’ investment allocations.

While funding of the plan is not required, the Company has chosen to establish a Rabbi Trust whereby the Company sets aside assets for the plan, thus providing the participants with some level of security. At January 3, 2016 and December 28, 2014, the liability related to this plan was approximately $3,107 and $3,017, respectively, and the assets of the Rabbi Trust consisted of mutual funds and cash and cash equivalents of approximately $2,937 and $2,834, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheet.

d.In 2007, the Company established a nonqualified deferred compensation plan for certain members of management. The Company may make discretionary contributions to the plan. Participants begin vesting in the assets of the plan after one year. Plan participants who were members at the time of ownership change are 100% vested. At January 3, 2016 and December 28, 2014, the liability related to this plan was approximately $8,166 and $7,227, respectively. Assets of the plan held in a Rabbi Trust consisted of life insurance policies with face amounts of approximately $21,991, and cash values of approximately $8,448 and $7,724 held in underlying investments of cash and various mutual funds, at January 3, 2016 and December 28, 2014, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheet.

19	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

e.The Company sponsors defined contribution benefit plans (401(k) plans) covering substantially all employees meeting eligibility requirements. The Company’s contributions vary depending on the plan, but are based primarily on each participant’s level of contribution and cannot exceed the maximum allowable for tax purposes. Total contributions were $3,066, $2,748 and $2,482 for the years ended January 3, 2016, December 28, 2014 and December 29, 2013, respectively.

The fair value levels of all Company-held retirement plan assets, are as follows:

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
January 3, 2016:
Pension plan assets:
Cash	$353	—	—	353
Mutual funds	8,155	25,757	—	33,912
Annuities	—	—	2,151	2,151
Deferred compensation assets:
Cash	785	—	—	785
Mutual funds	10,770	—	—	10,770
Cash value – life insurance	—	—	4,431	4,431
Total assets at fair value	$20,063	25,757	6,582	52,402

20	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 28, 2014:
Pension plan assets:
Cash	$438	—	—	438
Mutual funds	31,433	—	—	31,433
Annuities	—	—	2,179	2,179
Deferred compensation assets:
Cash	1,890	—	—	1,890
Mutual funds	8,851	—	—	8,851
Cash value – life insurance	—	—	4,198	4,198
Total assets at fair value	$42,612	—	6,377	48,989

Cash surrender values are provided by the insurance carrier on a periodic basis. The values approximate the fair value of these policies. The values assigned to the individual policies, which are not actively traded on any exchange, are not observable and are considered within Level 3 of the valuation hierarchy. The fair value determined by each insurance carrier is based on the cash surrender values of each policy where the Company is the beneficiary.

The change in Level 3 investments is due to net appreciation of underlying investments of $205.

(10)	Concentrations of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of customers, cash investments and other short‑term investments deposited with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company’s broad customer base and its customers’ financial resources.

During the years ended January 3, 2016 and December 28, 2014 and at various times throughout these years, the Company maintained cash balances with financial institutions in excess of amounts that are Federally insured. Due to the financial stability of the financial institution where cash and cash equivalents are held, management believes the risk of loss of amounts in excess of these insured amounts is remote.

At January 3, 2016 approximately 10% of the Company’s employees were covered by collective bargaining agreements. None of the contracts will expire within one year.

21	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 3, 2016 and December 28, 2014

(In thousands)

(11)	Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its January 3, 2016 balance sheet date and, in accordance with FASB ASC 855‑10‑50, Subsequent Events, determined there were no significant events to report through February 12, 2016, which is the date the Company issued its financial statements, except as follows:

Effective January 4, 2016, the Company amended both its subordinated debt and warrant agreements with Seaboard. The new debt agreement reduces the stated interest rate to 10%, with all interest incurred after the amendment date being paid every six months. All other terms under the note agreement remained similar. The elimination of the PIK interest accrual reduces the total cumulative estimated accrued payment at maturity in December 2017 to $164,251. The revised warrant agreement prohibits exercise of any warrants held by Seaboard until after December 31, 2018 while extending the period to exercise the warrants until December 31, 2025. The Company is evaluating the impact of this revision on the valuation of the warrants, and any adjustment will be recorded to the Company’s member equity records.